EXHIBIT 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

For Immediate Release
              June 15, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED
COMPLIANCE WITH NYSE LISTING STANDARDS

New Delhi, June 15, 2012 - Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE.  On May 10, 2012, the NYSE notified the Company that the Company was not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires an average closing price of not less than $1 per share over a consecutive 30-trading day period. Subject to compliance with the NYSE’s other continued listing requirements, the Company’s ADS’s will continue to be listed and trade on the NYSE during the six month cure period.

The Company noted that it has six months after the receipt of this notification to regain compliance with the minimum share price requirement, assuming that no other listing standards arise and remain.  It regains compliance if the closing share price of at least $1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.  To regain compliance, the Company only needs to maintain a 23.5% gain in its ADS price from the $0.81 close on June 14, 2012.   The Company is considering several options regarding regaining compliance or delisting.

Institutional Background

Mahanagar Telephone Nigam Limited provides telecommunication services in Delhi and Mumbai. The Company offers various telecommunication services, such as fixed landline telephone; 2G and 3G, GSM and CDMA mobile, international long distance, broadband, IPTV, VOIP, and leased line services. The Company was founded in 1986 and is based in New Delhi, India.

Mahanagar Telephone Nigam Limited's American Depositary Shares trade on the New York Stock Exchange under the symbol MTE. Additional information about the Company may be found on it's website at http://www.mtnl.net.in/.

For additional information contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2332-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895